[logo] PIONEER
       Investments(R)



                                            September 18, 2001



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Dominic Minore

Ladies and Gentlemen:

        Re: Pioneer Mid-Cap Fund
            Application to withdraw post-effective amendments to Registration Statement on Form N-1A
            (File Nos. 2-79140 and 811-07525)

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"), Pioneer Mid-Cap Fund (the "Registrant") hereby applies for withdrawal of the following post-effective amendments to its Registration Statement on Form N-1A:
                                       Filed Under
                                       1933 Act Rule          Date Filed

Post-Effective Amendment No. 30        485(a)                 June 11, 2001
Post-Effective Amendment No. 31        485(b)                 August 9, 2001
Post-Effective Amendment No. 32        485(b)                 August 16, 2001
Post-Effective Amendment No. 33        485(b)                 August 23, 2001
Post-Effective Amendment No. 34        485(b)                 August 29, 2001
Post-Effective Amendment No. 35        485(b)                 September 13, 2001

        The above referenced amendments were filed to reflect substituted benchmarks in the Registrant's performance fee. To date, the Registrant, its counsel and the staff of the Division of Investment Management have not yet been able to resolve the Division's comments on the above referenced amendments. At this time, the Registrant is withdrawing the above referenced amendments in order to make an additional filing under Rule 485(a) to reflect a change in the terms of the offering of the Registrant's Class C shares. The Registrant intends to file further amendments to its Registration Statement which incorporate the substitution of the Registrant's performance fee benchmark and respond to the staff's comments on the above referenced amendments once the amendment with respect to the Class C shares is effective.

        Kindly forward any questions about this application to David C. Phelan, Esq., of Hale and Dorr LLP at (617) 526-6372.

                                            PIONEER MID-CAP FUND



                                            By:  /s/ David D. Tripple
                                            David D. Tripple, Executive Vice
                                            President and Trustee


Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."